Exhibit 99.1

Snow Lake Lithium Announces Expansion To Its Land Holdings In Manitoba

WINNIPEG, MB / ACCESSWIRE / November 30, 2021 / Snow Lake Resources Ltd. (NASDAQ:LITM) ("Snow Lake" or the "Company"), has added significant acres to its exploration properties in Manitoba by staking additional claims contiguous with its current claim block that contains its lithium resource. The Herb Block consists of 22 claims or 7,875 Acres (3,187 ha) thereby increasing the total footprint to 21,703 Acres (8,783 hectares) (See Figure 1.0). Snow Lake currently had 13,828 acres (5,596 ha) prior to this expansion and the Herb Lake Blocks represents a 57% increase in exploration claims by acres.

There are several geological indications based on the Company's compiled data that shows potential to develop additional pegmatite dyke swarms within the newly acquired concession block.

Snow Lake VP of Resource Development Dale Schultz commented, "Our Snow Lake project has been historically known to contain lithium bearing pegmatites that were first documented in the 1930s and 1940s. Based on our compilation of historic data we know there exists other pegmatite cluster within the Herb Block that has not yet been evaluated for lithium. Our goal is to follow up on these clusters thereby developing future tonnes that will be added to our current resource base."

Snow Lake CEO Philip Gross commented "As we focus on our path to production with our current substantial resource, our concurrent objective is to continue explorations activities that will contribute significant additional resource tonnage and optimize our future operating costs accordingly. The Herb Block will hopefully be a major contributor to our resource and an important factor in achieving critical mass and cost reductions"

440000
450000
460000
6080000
6070000
6060000
6050000
Herb Block
Original Block
Crowduck Bay
Snow Lake
Power Line
Snowmobile Trail
Snow Lake Lithium Trail (9.4 km)
Herb Town
Wekusko Lake
Highway 392
Kinross Trail (16.2 km)
Herb Lake Landing
Highway 39
N
0
2.5
5
10
Kilometers
Thompson Brothers Lithium Project
Snow Lake, Manitoba
Drawn by;
DJS
Approved by:
Date:
6-Nov-21
NTS: 63JSE13 (NAD83, Zone 14)
SNOW LAKE LITHIUM

Figure 1.0 - Location Map of the Herb Claim Block

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery market. We aspire to not only set the standard for responsible lithium battery manufacturing, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process. The wholly owned Thompson Brothers Lithium Project covers a 21,703-acre site that has only been 3% explored and contains an 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains "forward-looking statements" that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will" "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled "Risk Factors" in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: IR@snowlakelithium.com
www.SnowLakeLithium.com
Twitter: @SnowLakeLithium

SOURCE: Snow Lake Resources Ltd.